



15005053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/31/14

Received SEC
FEB 05 2015
Washington, DC 20549

February 5, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-5-15

Brad Powell
Expeditors International of Washington, Inc.
brad.powell@expeditors.com

Re: Expeditors International of Washington, Inc.
Incoming letter dated December 31, 2014

Dear Mr. Powell:

This is in response to your letter dated December 31, 2014 concerning the shareholder proposal submitted to Expeditors by the Trowel Trades S&P 500 Index Fund. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Expeditors' intention to exclude the proposal from Expeditors' proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Expeditors may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Thomas McIntyre
International Union of Bricklayers
tmcintyre@bacweb.org



Expeditors International
of Washington, Inc.

1015 Third Avenue
12th Floor
Seattle, WA 98104-1190

Tel 206 674-3400
Fax 206 682-9777

1934 Act/Rule 14a-8

December 31, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549

Re: Expeditors International of Washington, Inc.
Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

On behalf of Expeditors International of Washington, Inc., a Washington corporation (the "**Company**"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), I am writing to notify the U.S. Securities and Exchange Commission (the "**Commission**") of the Company's intention to exclude the shareholder proposal submitted by Trowel Trades S&P 500 Index Fund (the "**Proponent**") on November 18, 2014 (the "**Proposal**") from the proxy materials for the 2015 Annual Meeting of Shareholders (collectively, the "**2015 Proxy Materials**").

The Company respectfully requests that the Commission's Division of Corporation Finance staff (the "**Staff**") not recommend that enforcement action be taken by the Commission if the Company excludes the Proposal from the Company's 2015 Proxy Materials. The Proposal is properly excluded under Rule 14a-8(i)(9) because the Proposal would directly conflict with the Company's own proposal seeking shareholder approval of the Company's 2015 Stock Option Plan (the "**Plan**" or the "**2015 Stock Option Plan**"), which includes specific provisions relating to accelerated vesting of equity awards.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), the Company is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov, and has concurrently submitted a copy of this correspondence to the Proponent. The Company has submitted this letter to the Commission no less than eighty (80) calendar days before the Company expects to file its definitive 2015 Proxy Materials with the Commission. Pursuant to Rule 14a-8(k) and Section E of Staff Legal Bulletin 14D, the Company requests that the Proponent copy the undersigned on any correspondence that the Proponent may choose to submit to the Staff in response to this submission. In accordance with Section F of Staff Legal Bulletin 14F (October 18, 20 11), the Staff should transmit its response to this no-action request by email to Brad Powell at brad.powell@expeditors.com.

I. The Proposal

The Proposal states:

> **RESOLVED:** The shareholders ask the Board of Directors of Expeditors International of Washington to adopt a policy that in the event of a change in control

(as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the Board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2015 annual meeting.

A copy of the Proposal and the supporting statement is attached to this letter as Exhibit A.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with the Company's Own Proposal Seeking Shareholder Approval of the Company's 2015 Stock Option Plan

The Company respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's own proposal seeking shareholder approval of the Plan at the 2015 Annual Meeting.

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998). As noted below, consistent with the Commission's position, the Staff has concurred that where a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders and that submitting both proposals could provide inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9).

In order to provide the Company's shareholders with regular, meaningful and binding input regarding the Company's compensation programs, the Company has for the last decade adopted annual stock option plans. In 2015, just as in prior years, the Company is proposing to submit the 2015 Stock Option Plan to shareholders for approval at the 2015 annual meeting. The Plan is anticipated to be substantially identical to the 2014 stock option plan and accompanying form of agreement that were submitted to, and approved by, shareholders at the 2014 annual meeting. The Company's Board of Directors will vote at the next Board meeting in late February 2015 to approve and submit the Plan to shareholders. If the Plan is approved by the Board of Directors, the Company will submit the Plan to shareholders at the 2015 Annual Meeting for approval. The Company will confirm in a supplemental letter to the Staff no later than February 27, 2015 either that (1) a proposal seeking shareholder approval of the Plan, including the provision described below, will be included as a company-sponsored proposal in the Company's 2015 Proxy Materials, or (2) a company-sponsored proposal seeking shareholder approval of the Plan will not be included in the Company's 2015 Proxy Materials, in which case the Company will include the Proposals in the 2015 Proxy Materials.

Similar to the prior years' shareholder-approved stock option plans, it is anticipated that the Plan to be approved by the Company's Board of Directors will contain the following provision relating to acceleration of full vesting and exercisability of awards following a change in control of the Company (Section 5(n) of the Plan):

> "If at any time there is a Change in Control (as defined below) of the Company, all Options outstanding at the date thereof shall accelerate and become fully vested and exercisable in full for the duration of the Option term as of the later of the date of the Change in Control or six months after the Date of Grant of the Option. For purposes of this Subsection, "Change in Control" shall mean either one of the following: (i) when any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act as amended (other than the Company, a subsidiary thereof or a Company employee benefit plan, including any trustee of such plan acting as trustee) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities; or (ii) the occurrence of a transaction requiring shareholder approval, and involving the sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation."

This change of control provision has been included in the last ten stock option plans submitted to, and approved by, the Company's shareholders.

The Proposal would ask the Company's Board of Directors to adopt a policy that prohibits accelerated vesting of a named executive officer's equity awards following a change in control, except that only partial, pro rata vesting up to the time of the executive's termination would be permitted for a particular award. At the same meeting, the Company's proposal requesting approval of the Plan establishes a stock option plan with clear, automatic full vesting provisions upon a change of control. Therefore, the Company believes that the Proposal directly conflicts with the above-referenced provision of the Plan, which automatically accelerates an option agreement to provide for full vesting and/or exercisability in connection with a change in control of the Company as of the later of the date of the change in control or six months after the date of grant of the option.

If shareholders were to vote on both the Plan and the directly conflicting Proposal, the resulting votes would be inconsistent and ambiguous as to how acceleration of vesting should be addressed by the Company and its Compensation Committee in the event that both the Plan and the Proposal were approved.

The Staff has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), where an affirmative vote on both the shareholder proposal and a company-sponsored proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders, including when a shareholder proposal seeks to limit or restrict the forms or terms and conditions of equity compensation to senior executives and the company seeks approval of an equity-based compensation plan.[1]

The language of the Proposal and nature of the conflict with the Plan is almost identical to the Proposal and conflict faced by Southwestern Energy Company in 2013. In Southwestern Energy Company (March 7, 2013), the Staff concurred that there was some basis for the view that Southwestern Energy could exclude a proposal similar to the Proposal under Rule 14a-8(i)(9) where Southwestern Energy was asking its shareholders to approve its 2013 Long Term Incentive Plan. The plan that Southwestern Energy planned to submit to a shareholder vote provided, as a default rule, that upon the occurrence of a change in control (as defined in the plan), outstanding awards that were subject to vesting would become fully and immediately vested (and, where applicable, remain exercisable until their expiration, termination or cancellation).

We note that the Staff has not concurred that a shareholder proposal could be excluded under Rule 14a-8(i)(9) in circumstances where the company proposals provided the board broad discretion in setting the terms of the option grants, including in a manner that could comply with the requirements of the shareholder proposal. In those circumstances, the Staff determined that the shareholder proposals did not directly conflict with the company's proposal (*see* Fluor Corporation (March 10, 2003) and Goldman Sachs Group, Inc. (January 3, 2003)). Unlike those situations with discretionary authority to set the option terms, the Plan provides that the options "shall accelerate" which is in direct contradiction to the policy outlined in the Proposal.

Because the Proposal and the Plan are in direct conflict with respect to the acceleration of vesting of executive equity awards following a change in control, the inclusion in the 2015 Proxy Materials of both the Proposal and the Company's proposal for the approval of the Plan would present alternative and conflicting decisions for the Company's shareholders, and an affirmative vote on both the Proposal and the Company's proposal would lead to an inconsistent, ambiguous and inconclusive mandate from the shareholders.

---

[1] See, e.g., Sysco Corporation (Sept. 20, 2013) (permitting exclusion of a proposal that would have prohibited accelerated vesting of equity awards upon a change of control, where the company's proposed equity incentive plan provided for accelerated vesting in the event of a change of control); McKesson Corporation (May 1, 2013) (proposal similar to the Proposal conflicted with the terms and conditions of the stock plan submitted by the company for shareholder approval); The Charles Schwab Corporation (February 19, 2010) (proposal urging specified changes to an executive bonus plan conflicted with the terms and conditions of the compensation plan submitted by the company for shareholder approval); Abercrombie & Fitch Co. (May 2, 2005) (proposal that stock options be performance-based conflicted with stock option plan submitted by the company for shareholder approval which only provided for time-based options); First Niagara Financial Group, Inc. (March 7, 2002) (proposal to replace stock option grants with cash bonuses conflicted with new stock option plan submitted by company); Phillips-Van Heusen Corporation (April 21, 2000) (proposal that officers and directors consider the discontinuance of all stock options and other awards conflicted with company proposal to adopt certain bonus, incentive and stock option plans).

For the foregoing reasons, we believe that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(9) as directly conflicting with the Company's own proposal to be submitted to shareholders at the 2015 Annual Meeting.

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2015 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (206) 674-3412.

Very truly yours,



Expeditors International of
Washington, Inc.
1015 Third Avenue, 12th Floor
Seattle, WA 98104

Enclosure

cc: Thomas McIntyre
International Representative
International Union of Bricklayers
1895 Centre Street
Boston, MA 02132

cc: Kimberley Anderson
Dorsey & Whitney LLP
701 5th Ave, Ste. 6100
Seattle, WA 98104

EXHIBIT A

(See attached)


Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
MC 3464, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

November 18, 2014

BY OVERNIGHT DELIVERY AND EMAIL: Brad.Powell@expeditors.com

Secretary of the Corporation
Attention: Brad Powell
Expeditors International of Washington, Inc.
1015 Third Avenue
12th Floor
Seattle, Washington 98104

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Secretary:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2014 proxy statement of Expeditors International of Washington, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Thomas McIntyre, International Representative, International Union of Bricklayers, 1895 Centre Street, Boston, MA. 02132, TMcIntyre@bacweb.org. , 617-650-4246.

Sincerely,

Joe Molnar

Joseph E. Molnar
Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure



RESOLVED: The shareholders ask the board of directors of Expeditors International of Washington to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2015 annual meeting.

SUPPORTING STATEMENT

Expeditors International of Washington ("Company") allows executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, in the event of a change in control the Company provides the top four executives with accelerated vesting of equity without requiring termination from the Company.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one third of the largest 200 companies now pro rate, forfeit, or only partially vest performance shares upon a change of control.

We urge you to vote FOR this proposal.